Exhibit 4.15
ADDENDUM NO 10
to
MASTER MANAGEMENT AGREEMENT dated February 7th, 2008 between
Euroseas Ltd and Eurobulk Ltd
This Addendum is made as of November 15th 2019 between Euroseas Ltd. (the “Company”), in its own capacity and as agent for each of its vessel owning subsidiaries identified in Schedule A hereto together with any additional subsidiaries that may acquire vessels in the future (the “Subsidiaries”) and Eurobulk Ltd. (the “Manager”).
REMUNERATION
Daily management fees were kept at Euro 685/day/vessel, while with effect of November 16th 2019 due to the increased requirement for corporate & executive services covered by this Agreement resulting from the recent acquisition of vessels and increase of the number of the vessels covered by this Agreement, executive services fees will be increased by US$750,000 per annum and will thus be adjusted to US$2,000,000 per annum.
As a result for year 2019 only the executive services fee will be $1,250,000 pro rated for the period 01/01/19 until 15/11/19 and $2,000,000 thereafter for the period 16/11/19 - 31/12/19.
IN WITNESS WHEREOF, the parties have executed this Addendum to the Management Agreement as of the date first written above.
Euroseas Ltd.

By:	/s/ Aristides J. Pittas
Name:	Aristides J. Pittas
Title:	CEO

Eurobulk Ltd.

By:	/s/ Nikolaos Pittas
Name:	Nikolaos Pittas
Title:	Director